Exhibit 4.59

SALES AND PURCHASE AGREEMENT

BETWEEN

Bitmain Equipment (Canada) Inc.
("Seller")

AND

1215542 B.C. LTD
("Buyer")

1.	Definitions and Interpretations	3
2.	Sales of Product(s)	5
3.	Prices and Terms of Payment	5
4.	Shipping of Product(s)	6
5.	Customs	6
6.	Warranty	6
7	Representations and Warranties	8
8	Indemnification and Limitation of Liability	9
9	Distribution	10
10	Intellectual Property Rights	10
11	Confidentiality and Communications	11
12	Term and Termination of this Agreement	11
13	Contact Information	12
14	Compliance with Laws and Regulations	12
15	Force Majeure	13
16	Entire Agreement and Amendment	14
17	Assignment	14
18	Severability	14
19	Governing Law and Dispute Resolution	14
20	Waiver	14
21	Counterparts and Electronic Signatures	14

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This agreement (this "Agreement") is made on [2019.07.08] by and between Bitmain Equipment (Canada) Inc. ("Seller"), with its principal place of business at Suite 3700, P.O. Box 242, 800 Place, Victoria, Montreal (Quebec), H4Z 1E9, Canada, and 1215542 B.C. LTD (the "Buyer"), with its principal place of business at 4677 Old Ironsides Drive, Suite 190, Santa Clara, CA 95054, US.

The Seller and the Buyer shall hereinafter collectively be referred to as the "Parties", and individually as a "Party".

Whereas:

The Seller is willing to supply, and the Buyer is willing to purchase USED cryptocurrency mining hardware and other equipment in accordance with the terms and conditions of this Agreement.

The Parties hereto agree as follows:

1. Definitions and Interpretations

The following terms, as used herein, have the following meanings:

"Affiliate" means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person; "Person" means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity; and "Control" means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise, provided that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person. The terms "Controlled" and "Controlling" have meanings correlative to the foregoing.

"Applicable Law" means any treaty, law, decree, order, regulation, decision, statute, ordinance, rule, directive, code or other document that has legal force under any system of law, including, without limitation, local law, law of any other state or part thereof or international law, and which creates or purports to create any requirement or rule that may affect, restrict, prohibit or expressly allow the terms of this Agreement or any activity contemplated or carried out under this Agreement.

"Bank Account" means the bank account information of Seller provided in this Agreement.

"Force Majeure" means in respect of either Party, any event or occurrence whatsoever beyond the reasonable control of that Party, which delays, prevents or hinders that Party from performing any obligation imposed upon that Party under this Agreement, including to the extent such event or occurrence shall delay, prevent or hinder such Party from performing such obligation, war (declared or undeclared), terrorist activities, acts of sabotage, blockade, fire, lightning, acts of god, national strikes, riots, insurrections, civil commotions, quarantine restrictions, epidemics, earthquakes, landslides, avalanches, floods, hurricanes, explosions and regulatory and administrative or similar action or delays to take actions of any governmental authority.

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"Insolvency Event" in the context of the Buyer means any of the following events:

i)	a receiver, receiver and manager, judicial manager, official manager, trustee, administrator or similar official is appointed, or steps are taken for such appointment, over all or any part of the assets, equipment or undertaking of the Buyer;

ii)	if the Buyer stops or suspends payments to its creditors generally, is unable to or admits its inability to pay its debts as they fall due, seeks to enter into any composition or other arrangement with its creditors, is declared or becomes bankrupt or insolvent or enters into liquidation;

iii)	a petition is presented, a proceeding is commenced, an order is made or an effective resolution is passed or any other steps are taken by any person for the liquidation, winding up, insolvency, judicial management, administration, reorganisation, reconstruction, dissolution or bankruptcy of the Buyer, otherwise than for the purpose of a bona fide scheme of solvent amalgamation or reconstruction; or

iv)	if any event, process or circumstance analogous or having a substantially similar effect to any of the above, in any applicable jurisdiction, commences or exists.

"Intellectual Property Rights" means any and all intellectual property rights, including but not limited to those concerning inventions, patents, utility models, registered designs and models, engineering or production materials, drawings, trademarks, service marks, domain names, applications for any of the foregoing (and the rights to apply for any of the foregoing), proprietary or business sensitive information and/or technical know-how, copyright, authorship, whether registered or not, and any neighbor rights.

"Product(s)" means the merchandise that Seller will provide to the Buyer in accordance with this Agreement.

"Total Purchase Price" means the aggregate amount payable by the Buyer as set out in this Agreement.

"Delivery Date" means the date when the Seller finishes the change of the Products' configuration to the Buyer's requirement.

"Warranty Period" means the period of time that the Product(s) are covered by the warranty granted by the Seller in accordance with Clause 6 of this Agreement.

Interpretations:

i)	Words importing the singular include the plural and vice versa where the context so requires.

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ii)	The headings in this Agreement are for convenience only and shall not be taken into consideration in the interpretation or construction of this Agreement.

iii)	References to Clauses are references to Clauses of this Agreement.

iv)	Unless specifically stated otherwise, all references to days shall mean calendar days.

v)	Any reference to a code, law, statute, statutory provision, statutory instrument, order, regulation or other instrument of similar effect shall include any re-enactment or amendment thereof for the time being in force.

2.       Sales of Product(s)

2.1	The quantity, unit price, specifications and total price of the Products sold by the Seller to the Buyer are as follows:

No.	Model	Quantity	Unit Price (US Dollar)	Subtotal Price (US Dollar)
1	S9-13T with PSU	1204	361	434,644
2	S9-13.5 with PSU	1292	376	485,792
3	S9-14T with PSU	2630	390	1,025,700
4	S9i-13T with PSU	1935	376	727,560
5	S9i-13.5T with PSU	1163	391	454,733
6	S9i-14T with PSU	1090	405	441,450
7	S9i-14.5T with PSU	193	420	81,060
Tax (GST 5%, QST 9.975%)				546,728.12
Total Price				4,197,667.12
Remarks: 1. The PSU models shall be APW3++ and APW7. The total quantity of APW3++ shall be [2391]; the total quantity of APW7 shall be [7116]. 2. The specific Product(s) list refers to the Exhibit 1.

2.2	The Buyer acknowledges and accepts that the Products sold under this agreement are used products.

2.3	The delivery address of the Product(s) shall be [3770 Boulevard Industrial, Sherbrooke, QC, J1L 1N6, Canada]. The Delivery Date shall be no later than three (3) days after the Buyer finished the payment of the Total Purchase Price.

2.4	The Buyer shall examine Product(s) within three (3) days after the Delivery date, if the Buyer fails to raise any written objection within the abovementioned period, the Product(s) shall be deemed to be in full compliance with provisions hereof.

3.  Prices and Terms of Payment

3.1	The payment shall be arranged by the Buyer as follows: one hundred percent (100%) of the Total Purchase Price of the Product(s) as listed above shall be paid no later than 12pm PST, July 12, 2019 after the execution of this Agreement by both Parties.

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3.2	Payments shall be paid in [United States Dollars (USD)] by wire transfer to Seller's Bank Account.

3.3	Without prejudice to the above, the unit price and the Total Purchase Price of the Product(s) and any amount paid by the Buyer shall be all denominated in USD. Where the Parties agree that the payments shall be made in cryptocurrencies, the exchange rate between the USD and the cryptocurrency selected shall be the real time exchange rate between the USD and the cryptocurrency displayed on the official website of the Product(s) upon payment.

3.4	The Seller's BANK ACCOUNT info:

BANK NAME: Canadian Imperial Bank of Commerce

SWIFT CODE: CIBCCATT

Address: 1155 Boul. Rene-Levesque Oucst Montreal Qc H3B 3Z4

Account Name: Bitmain Equipment (Canada) Inc.

ACCOUNT NO: 00001/0413518

3.5	The Parties understand and agree that the applicable prices of the Product(s) are inclusive of applicable bank transaction fee, but are exclusive of any and all applicable import duties, taxes and governmental charges. The Buyer shall pay or reimburse Seller for all taxes levied on or assessed against the amounts payable hereunder. If any payment is subject to withholding, the Buyer shall pay such additional amounts as necessary, to ensure that the Seller receives the full amount it would have received had payment not been subject to such withholding.

4.	Delivery of Product(s)

4.1.	The delivery of the Product(s) will be conducted in the form of changing the products' configuration to the Buyer's requirement.

4.2.	The Seller shall send a written notice to the Buyer at the beginning and end of the configuration change of the Product(s).

4.3.	Once the Product(s) have been delivered to the Buyer, the Seller's supply obligation is fulfilled, and the title and risk of loss or damage to the Product(s) shall pass to the Buyer.

5.	Customs

5.1	N/A

6.	Warranty

6.1	The Warranty Period shall start on the Delivery Date and end on the 30th day after the Delivery Date. The scope of warranty shall be subject to the description on the official website of the Product(s).

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6.2	During the Warranty Period, the Buyer's sole and exclusive remedy, and Seller's entire liability, will be to repair or replace, at Seller's option, the defective part/component of the Product(s) or the defective Product(s) at no charge to the Buyer.

6.3	If the Buyer applies for warranty, the Buyer shall comply with the Warranty Policy on the official website of the Product(s) and create a repair order on the official website during the Warranty Period, otherwise, the Seller has the right to refuse to provide the warranty

6.4	The Parties acknowledge and agree that the warranty provided by the Seller as stated in the preceding paragraph does not apply to the following:

(i)	normal wear and tear;
(ii)	damage resulting from accident, abuse, misuse, neglect, improper handling or improper installation;
(iii)	damage or loss of the Product(s) caused by undue physical or electrical stress, including but not limited to moisture, corrosive environments, high voltage surges, extreme temperatures, shipping, or abnormal working conditions;
(iv)	damage or loss of the Product(s) caused by acts of nature including, but not limited to, floods, storms, fires, and earthquakes;
(v)	damage caused by operator error, or non-compliance with instructions as set out in accompanying documentation;
(vi)	alterations by persons other than Seller, associated partners or authorized service facilities;
(vii)	Product(s), on which the original software has been replaced or modified by persons other than Seller, associated partners or authorized service facilities;
(viii)	counterfeit products;
(ix)	damage or loss of data due to interoperability with current and/or future versions of operating system, software and/or hardware;
(x)	damage or loss of data caused by improper usage and behavior which is not recommended and/or permitted in the product documentation;
(xi)	failure of the Product(s) caused by usage of products not supplied by Seller; and
(xii)	hash boards or chips are burnt.

6.5	Notwithstanding anything to the contrary herein, the Buyer acknowledges and agrees that the Product(s) provided by the Seller do not guarantee any cryptocurrency mining time and, the Seller shall not be liable for any cryptocurrency mining time loss or cryptocurrency mining revenue loss that are caused by downtime of any part/component of the Product(s). The Seller does not warrant that the Product(s) will meet the Buyer's requirements or the Product(s) will be uninterrupted or error free. Except as provided in Clause 6.1 of this Agreement, the Seller makes no warranties to the Buyer with respect to the Product(s), and no warranties of any kind, whether written, oral, express, implied or statutory, including warranties of merchantability, fitness for a particular purpose or non-infringement or arising from course of dealing or usage in trade shall apply.

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6.6	In the event of any ambiguity or discrepancy between this Clause 6 of this Agreement and the After-sales Service Policy on the official website of the Product(s) from time to time, it is intended that the After-sales Service Policy shall prevail and the Parties shall comply with and give effect to the After-sales Service Policy.

6.7	During the Warranty Period, if the Product(s) need to be repaired or replaced, the Buyer shall bear the transportation expense of sending the Product(s) to the address designated by the Seller, and the Seller shall bear the transportation expense of sending the repaired or replaced products to the address designated by the Buyer. The Buyer shall bear the relevant additional fees incurred by providing incorrect or incomplete delivery information.

7 Representations and Warranties

The Buyer makes the following representations and warranties to the Seller:

7.1	It has the full power and authority to own its assets and carry on its businesses.

7.2	The obligations expressed to be assumed by it under this Agreement are legal, valid, binding and enforceable obligations.

7.3	It has the power to enter into, perform and deliver, and has taken all necessary action to authorize its entry into, performance and delivery of, this Agreement and the transactions contemplated by this Agreement.

7.4	The entry into and performance by it of, and the transactions contemplated by, this Agreement do not and will not conflict with:

(i)	any Applicable Law;
(ii)	its constitutional documents; or
(iii)	any agreement or instrument binding upon it or any of its assets.

7.5	All authorizations required or desirable:

(i)	to enable it lawfully to enter into, exercise its rights under and comply with its obligations under this Agreement;
(ii)	to ensure that those obligations are legal, valid, binding and enforceable; and
(iii)	to make this Agreement admissible in evidence in its jurisdiction of incorporation,

have been or will have been by the time, obtained or effected and are, or will be by the appropriate time, in full force and effect.

7.6	It is not aware of any circumstances which are likely to lead to:

(i)	any authorization obtained or effected not remaining in full force and effect;
(ii)	any authorization not being obtained, renewed or effected when required or desirable; or
(iii)	any authorization being subject to a condition or requirement which it does not reasonably expect to satisfy or the compliance with which has or could reasonably be expected to have a material adverse effect.

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7.7	(a)	It is not the target of economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty's Treasury or Singapore ("Sanctions"), including by being listed on the Specially Designated Nationals and Blocked Persons (SDN) List maintained by OFAC or any other Sanctions list maintained by one of the foregoing governmental authorities, directly or indirectly owned or controlled by one or more SDNs or other Persons included on any other Sanctions list, or located, organized or resident in a country or territory that is the target of Sanctions, and (b) the purchase of the Product(s) will not violate any Sanctions or import and export control related laws and regulations.

7.8	All information supplied by the Buyer is and shall be true and correct, and the information does not contain and will not contain any statement that is false or misleading.

8	Indemnification and Limitation of Liability

8.1	The Buyer shall, during the term of this Agreement and at any time thereafter, hold the Seller and/or its Affiliates harmless and fully indemnified against any claim, demand, action, costs or proceedings brought or instituted against Seller and/or its Affiliates by the Buyer and/or its Affiliates and/or any third party in connection with all types of loss or damage arising out of or relating to the Product(s).

8.2	Notwithstanding anything to the contrary herein, the Seller and its Affiliates shall under no circumstances, be liable to the Buyer for any consequential loss, or loss of goodwill, business, anticipated profits, revenue, contract, or business opportunity arising out of or in connection with this Agreement, and the Buyer hereby waives any claim it may at any time have against the Seller and its Affiliates in respect of any such damages. The foregoing limitation of liability shall apply whether in an action at law, including but not limited to contract, strict liability, negligence, willful misconduct or other tortious action, or an action in equity.

8.3	The Seller and its Affiliates' cumulative aggregate liability pursuant to this Agreement, whether arising from tort, breach of contract or any other cause of action shall be limited to and not exceed the amount of one hundred percent (100%) of the down payment actually received by Seller from the Buyer for the Product(s).

8.4	The Product(s) are not designed, manufactured or intended for use in hazardous or critical environments or in activities requiring emergency or fail-safe operation, such as the operation of nuclear facilities, aircraft navigation or communication systems or in any other applications or activities in which failure of the Product(s) may pose the risk of environmental harm or physical injury or death to humans. Seller specifically disclaims any express or implied warranty of fitness for any of the above described application and any such use shall be at the Buyer's sole risk.

8.5	The above limitations and exclusions shall apply (1) notwithstanding failure of essential purpose of any exclusive or limited remedy; and (2) whether or not the Seller has been advised of the possibility of such damages. This Clause allocates the risks under this Agreement and the Seller's pricing reflects this allocation of risk and the above limitations.

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9 Distribution

9.1	This Agreement does not constitute a distributor agreement between the Seller and the Buyer. Therefore, the Buyer is not an authorized distributor of Seller.

9.2	The Buyer shall in no event claim or imply to a third party that it is an authorized distributor of the Seller, or perform any act that will cause it to be construed as an authorized distributor of the Seller. As between the Buyer and the Seller, the Buyer shall be exclusively and fully responsible for complying with the Applicable Laws regarding repackaging the Product(s) for the Buyer's redistribution needs, and shall be solely liable for any and all liabilities or costs directly incurred or incidental to such redistribution.

10	Intellectual Property Rights

10.1	The Parties agree that the Intellectual Property Rights in any way contained in the Product(s), made, conceived or developed by the Seller and/or its Affiliates for the Product(s) under this Agreement and/or, achieved, derived from, related to, connected with the provision of the Product(s) by the Seller and/or acquired by Seller from any other person in performance of this Agreement shall be the exclusive property of the Seller and/or its Affiliates.

10.2	Notwithstanding anything to the contrary herein, all Intellectual Property Rights in the Product(s) shall remain the exclusive property of the Seller and/or its licensors. Except for licenses explicitly identified in Seller's Shipping Confirmation or in this Clause 10.2, no rights or licenses are expressly granted, or implied, whether by estoppel or otherwise, in respect of any Intellectual Property Rights of the Seller and/or its Affiliates or any Intellectual Property residing in the Product(s) provided by the Seller to the Buyer, including in any documentation or any data furnished by Seller. The Seller grants the Buyer a non-exclusive, non-transferrable, royalty-free and irrevocable license of the Seller and/or its Affiliates' Intellectual Property Rights to solely use the Product(s) delivered by the Seller to the Buyer for their ordinary function, and subject to the Clauses set forth herein. The Buyer shall in no event violate the Intellectual Property Rights of the Seller and/or its licensors.

10.3	If applicable, payment by the Buyer of non-recurring charges to the Seller for any special designs, or engineering or production materials required for the Seller's performance of orders for customized Product(s), shall not be construed as payment for the assignment from the Seller to the Buyer of title to the design or special materials. The Seller shall be the sole owner of such special designs, engineering or production materials.

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11	Confidentiality and Communications

11.1	All information concerning this Agreement and matters pertaining to or derived from the provision of Product(s) pursuant to this Agreement between the Parties, whether in oral or written form, or in the form of drawings, computer programs or other, as well as all data derived therefrom ("Confidential Information"), shall be deemed to be confidential and, as such, may not be divulged to any unauthorized person. The Buyer undertakes and agrees to take all reasonable and practicable steps to ensure and protect the confidentiality of the Confidential Information which cannot be passed, sold, traded, published or disclosed to any unauthorized person.

12	Term and Termination of this Agreement

12.1	This Agreement will be effective since the date of signing by both parties.

12.2	The Seller shall be entitled to terminate this Agreement with immediate effect upon written notice to the Buyer if:

(i)	the Buyer fails to comply in any material respect of this Agreement, and where that failure is capable of being remedied, fails to remedy it within thirty (30) days of being required by Seller to do so;
(ii)	it is or becomes unlawful for the Buyer to perform or comply with any of its material obligations under this Agreement or all or a material part of the obligations of the Buyer under this Agreement are not or cease to be valid, binding and enforceable; or
(iii)	an Insolvency Event occurs in respect of the Buyer.

12.3	The Buyer shall be entitled to terminate this Agreement with immediate effect upon written notice to Seller if Seller fails to deliver the Product(s) to the carrier in accordance with the delivery dates indicated in the shipping confirmation, and fails to remedy it within sixty (60) days of being required by the Buyer to do so.

12.4	If the Buyer fails to comply in any material respect of this Agreement, the Seller will have the right to request and the Buyer will be obliged to pay to Seller liquidated damages (but not penalty) for such breach in the amount of 100% of down payment. Both Parties acknowledge and agree that the amount of liquidated damages set out in this Clause is agreed as a genuine pre-estimate of the losses which may be sustained by the Seller in the event that the Buyer fails in its respective obligations under this Agreement, and not as a penalty.

12.5	In circumstances where any liquidated damages are successfully challenged by the Buyer as constituting a penalty or otherwise cannot be enforced against the Buyer, the Parties agree that the Buyer's liability to the Seller will instead be general damages at law.

12.6	Termination of this Agreement shall be without prejudice to the rights and liabilities of the Parties accrued prior to or as a result of such termination, including those related to antecedent breaches. Termination of this Agreement for any cause or otherwise shall not release a Party from any liability which at the time of termination has already accrued to the other Party or which thereafter may accrue in respect of any act or omission prior to such termination. The rights and obligations of the Parties under Clause 1 (Definitions and Interpretations), Clause 10 (Intellectual Property Rights), Clause 11 (Confidentiality and Communications), Clause 12 (Term and Termination of this Agreement), Clause 13 (Contact Information), Clause 14 (Compliance with Laws and Regulations) and Clause 19 (Governing Law and Dispute Resolution) shall survive the termination of this Agreement.

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13 Contact Information

All communications in relation to this Agreement shall be made to the following contacts:

Buyer's business contact:

Name: Denton Peng

Phone: +1-9166225531

Email: Denton.peng@spigroups.com

Seller's business contact:

Name: Xinran He

Phone: +86-15636130223

Email: Xinran.he@bitmain.com

14	Compliance with Laws and Regulations

14.1	The Buyer undertakes that it will fully comply with all Applicable Laws in relation to export and import control and Sanctions and shall not take any action that would cause the Seller or any of its Affiliates to be in violation of any export and import control laws or Sanctions. The Buyer shall also be fully and exclusively liable for and shall defend, fully indemnify and hold harmless the Seller and/or its Affiliates from and against any and all claims, demands, actions, costs or proceedings brought or instituted against Seller and/or its Affiliates arising out of or in connection with any breach by the Buyer or the carrier of any Applicable Laws in relation to export and import control or Sanction.

14.2	The Buyer acknowledges and agrees that the Product(s) in this Agreement are subject to the export control laws and regulations of all related countries, including but not limited to the Export Administration Regulations ("EAR") of the United States. Without limiting the foregoing, the Buyer shall not, without receiving the proper licenses or license exceptions from all related governmental authorities, including but not limited to the U.S. Bureau of Industry and Security, distribute, re-distribute, export, re-export, or transfer any Product(s) subject to this Agreement either directly or indirectly, to any national of any country identified in Country Groups D:1 or E:1 as defined in the EARs. In addition, the Product(s) under this Agreement may not be exported, re-exported, or transferred to (a) any person or entity listed on the "Entity List", "Denied Persons List" or the SDN List as such lists are maintained by the U.S. Government, or (b) an end-user engaged in activities related to weapons of mass destruction. Such activities include but are not necessarily limited to activities related to: (1) the design, development, production, or use of nuclear materials, nuclear facilities, or nuclear weapons; (2) the design, development, production, or use of missiles or support of missiles projects; and (3) the design, development, production, or use of chemical or biological weapons. The Buyer further agrees that it will not do any of the foregoing in violation of any restriction, law, or regulation of the European Union or an individual EU member state that imposes on an exporter a burden equivalent to or greater than that imposed by the U.S. Bureau of Industry and Security

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14.3	The Buyer undertakes that it will not take any action under this Agreement or use the Product(s) in a way that will be a breach of any anti-money laundering laws, any anticorruption laws, and/or any counter-terrorist financing laws.

14.4	The Buyer warrants that the Product(s) have been purchased with funds that are from legitimate sources and such funds do not constitute proceeds of criminal conduct, or realizable property, or proceeds of terrorism financing or property of terrorist, within the meaning given in the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act (Chapter 65A) and the Terrorism (Suppression of Financing) Act (Chapter 325), respectively. The Buyer understands that if any Person resident in Singapore knows or suspects or has reasonable grounds for knowing or suspecting that another Person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the Person will be required to report such knowledge or suspicion to the Suspicious Transaction Reporting Office, Commercial Affairs Department of the Singapore Police Force. The Buyer acknowledges that such a report shall not be treated as breach of confidence or violation of any restriction upon the disclosure of information imposed by any Applicable Law, contractually or otherwise.

15 Force Majeure

15.1	To the extent that a Party is fully or partially delayed, prevented or hindered by an event of Force Majeure from performing any obligation under this Agreement (other than an obligation to make payment), subject to the exercise of reasonable diligence by the affected Party, the failure to perform shall be excused by the occurrence of such event of Force Majeure. A Party claiming that its performance is excused by an event of Force Majeure shall, promptly after the occurrence of such event of Force Majeure, notify the other Party of the nature, date of inception and expected duration of such event of Force Majeure and the extent to which the Party expects that the event will delay, prevent or hinder the Party from performing its obligations under this Agreement. The notifying Party shall thereafter use its best effort to eliminate such event of Force Majeure and mitigate its effects.

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15.2	The affected Party shall use reasonable diligence to remove the event of Force Majeure, and shall keep the other Party informed of all significant developments.

16	Entire Agreement and Amendment

This Agreement, constitutes the entire agreement of the Parties hereto and can only be amended with the written consent of both Parties or otherwise as mutually agreed by both Parties.

17	Assignment

The Seller may freely assign this Agreement in whole or in part to its Affiliates or to any third party. The Buyer may not assign this Agreement in whole or in part without Seller's prior written consent.

18	Severability

To the extent possible, if any provision of this Agreement is held to be illegal, invalid or unenforceable in whole or in part by a court, the provision shall apply with whatever deletion or modification is necessary so that such provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties. The remaining provisions of this Agreement shall not be affected and shall remain in full force and effect.

19 Governing Law and Dispute Resolution

19.1	This Agreement shall be solely governed by and construed in accordance with the laws of Quebec.

19.2	If at any time, any question, dispute, difference or disagreement shall arise out of or in connection with this Contract, including any question regarding its existence, validity or termination and cannot be settled by the Parties to their mutual satisfaction, then the Parties shall attempt in good faith to resolve any dispute or claim regarding such matter promptly through negotiations. If the dispute is not resolve by mediation within thirty (30) days, or if one of the Parties will not participate in the mediation, the dispute shall be referred to and finally resolved by arbitration in Quebec in accordance with its arbitration rules for the time being in force which rules are deemed incorporated by reference into this clause. The decision and awards of the arbitration shall be final and binding upon the parties hereto.

20 Waiver

Failure by either Party to enforce at any time any provision of this Agreement, or to exercise any election of options provided herein shall not constitute a waiver of such provision or option, nor affect the validity of this Agreement or any part hereof, or the right of the waiving Party to thereafter enforce each and every such provision or option.

21 Counterparts and Electronic Signatures

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement, and all of which, when taken together, will be deemed to constitute one and the same agreement. The facsimile, email or other electronically delivered signatures of the Parties shall be deemed to constitute original signatures, and facsimile or electronic copies hereof shall be deemed to constitute duplicate originals.

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Signed for and on behalf of Seller

Bitmain Equipment (Canada) Inc. Signature_____________________ Title ________________________

Signed for and on behalf of the Buyer

1215542 B.C. LTD Signature ________________________ Title

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